FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

Growth, Restructuring, Integration: A Roadmap to Regional Leadership National Bank of Greece Investor Day London, 22 February 2007

This presentation contains forward-looking statements.  Such statements include, but are not limited to, discussions regarding targets under average economic and market conditions, our objectives and strategies, and future results of our operations, together with the assumptions regarding the business environment and risk conditions in reliance upon which such statements are made.  Such statements can be generally identified by the use of terms such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “plans,” “anticipates” and comparable terms, and the negatives of such terms.   However, by their nature, these forward-looking statements involve numerous assumptions and uncertainties, both general and specific.  Actual results could differ materially from those expressed or implied in any such statements, in particular as a result of factors such as fluctuations in interest rates, exchange rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political, regulatory and technological conditions.  We caution that the foregoing list is not exhaustive.     When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and circumstances.     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

Achievements, Strategy and Targets SEE: Expanding Presence in a Fast Growing Market Finansbank: An Excellent Platform for Growth in the Turkish Market Greece: Sustained High Returns and Growth Rapid Organic Growth Requires More Active Capital Management The Integration Opportunity: Building the Future Growth Engine

Growth, Restructuring, Integration: A Roadmap to Regional Leadership Achievements, Strategy and Targets National Bank of Greece Investor Day London, 22 February 2007

Introduction Transforming the Group Aspirations and Targets Track Record

Time for new guidance and... to reconfirm the old strategy 1. 4. Far ahead of BP ’05-’07 targets What has changed:  Opportunity for upside from realizing integration synergies 2. Completion of first round of significant restructuring 3. What will not change: Revenue growth 1. Operating efficiency 2. 3. Capital efficiency Business Plan  ’07-’09,  a Strategy  of Capturing:  Group transformation after acquisitions  5. New competitive environment in the region Introduction   Track Record   Transforming        the Group   Aspirations            and Targets

The pillars underpinning our strategy Well positioned for continued strong revenue growth:  Managing capital efficiently through active capital and portfolio management while ensuring excellence in risk management, internal control and corporate governance Sustained high returns and growth in Greek business SEE platform to deliver growth rates double those of domestic business Finansbank acquisition will deliver high growth in a fast growing market 1. 2. 4. Achieving operating efficiency gains through: Continued domestic restructuring Group synergies Capturing integration opportunities: 3. Increase in operational efficiency across the Group Move gradually to a product / geography matrix model Acceleration in revenue growth Introduction   Track Record   Transforming the Group   Aspirations    and Targets

Introduction Transforming the Group Aspirations and Targets Track Record

Track record 2005-2006 Balance sheet levers up: loans to assets at 56% from 47%,                                         loans to deposits at 84% from 66% Loan mix improves: retail loans comprise almost 2/3rds of total loans Domestic mortgage loans: at 1/4th of the market and over 40% of NBG total loans Core deposit funding advantage maintained: spread widening of >100bps at a stable 30% market share    Revenue Growth Cost to Income drops by 14 pp to 51% in 2006 Operating Efficiency Containment of domestic payroll costs Group wide VRS initiatives Domestic G&A expenses contained to +1.9% CAGR  Divestment from non-strategic geographies Use of capital in high growth markets and businesses: Capital Allocation Finansbank, Vojvodjanska Alpha Insurance Romania, Eurial Leasing, AIG joint venture,              Serbian leasing company Introduction   Track Record   Transforming         the Group   Aspirations            and Targets

One year ahead of ’05-’07 Business Plan Attributable PAT RoTE Cost to Income Metric FY 2006A € 990mn(1) BP FY 2007 Target 29%(2) 50.7% Fees  € 800mn >24% <50% Profitability Efficiency Gross Loans € 43.4bn € 40bn Revenue &    Balance Sheet Total Income € 3.15bn € 2.70bn 3.51%(3) >3.10% Net Interest Margin Fees  84.3% >80% 3.8% <4.5% Gross NPLs Loans to deposits Introduction   Track Record   Transforming         the Group   Aspirations            and Targets   (1): Reported FY06 attributable PAT, incorporating € 100mn in one off tax on reserves (2): Attributable income excluding one offs (ABNY, reserves’ tax, VRS costs) (3): Excluding Finansbank

Creating a regional champion 12% Retail market share 4% Corp. market share 13 Branches 3% Retail market share 2% Corp. market share 76 Branches Albania Romania 17% Retail market share 11% Corp. market share 173 Branches Bulgaria Serbia 22% Retail market share 17% Corp. market share 557 Branches Greece  6% Retail market share 6% Corp. market share 309 Branches Turkey  9% Retail market share 9% Corp. market share 203 Branches 40% Retail market share 22% Corp. market share 55 Branches FYROM 2% Retail market share 4% Corp. market share 15 Branches Cyprus Operating in an extended market with: a population of 125mn a branch network of 1,400 units 26,000 employees a customer base of 11mn  Introduction   Track Record   Transforming         the Group   Aspirations            and Targets

Introduction Transforming the Group Aspirations and Targets Track Record

Our portfolio of business is well placed for growth Deposits Large Corporates SEE Mutual Funds & Insurance Mortgages Consumer  Lending Small Business Lending Canada US  Presence High Low Limited Stronger Growth Potential Turkey : Divestments : Acquisitions Medium    Corporates Revenue                Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming        the Group   Aspirations             and Targets   Risk                Management Corporate         Governance

Operating in an increasingly attractive environment

National Bank of Greece
Page 11

Introduction
Track Record
Transforming the Group
Revenue Growth
Operating Efficiency
Integration Synergies
Capital Efficiency
Risk Management
Corporate Governance
Aspirations and Targets

Greece

High and sustainable growth - a still very dynamic banking market

Population (mn)	11.1
Real GDP CAGR ('07-'09)	3.7%
Loan growth CAGR ('07-'09)	13%
Lending spreads ('09)	240bps



Turkey

Rapid economic development with continued fast-paced banking sector expansion

Population (mn)	70.4
Real GDP* CAGR ('07-'09)	5.3%
Loan growth CAGR* ('07-'09)	21%
Lending spreads ('09)	550bps

*: in € terms



SEE

Continuously attractive banking markets, in a geography rapidly converging to Europe

Population (mn)	43.7
Real GDP CAGR* ('07-'09)	5.9%
Loan growth CAGR* ('07-'09)	22%
Lending spreads ('09)	520bps

*: in € terms

National Bank of Greece
Page 12

Domestic market remains an earnings bulwark...

- **Retail Banking:** leverage extensive network to our large customer base

Cross-sell Ratio (x)


~4
1.8
NBG '06
NBG '09

- **Corporate Banking:** push fee-based cross-selling and SME lending

Revenue per Customer (%)


CAGR: 10%
NBG '06
NBG '09

- **Insurance:** expand bancassurance model

Gross Written Premiums


CAGR: 16%
NBG '06
NBG '09

- **Asset Management:** improve the service model

Non money market Funds Mkt Share (%)


>25
15
NBG '06
NBG '09

- **Brokerage:** become regional leader in equity sales and research

Brokerage Mkt Share (%)


>22
11.6
NBG '06
NBG '09

Introduction
Track Record
Transforming the Group
Revenue Growth
Operating Efficiency
Integration Synergies
Capital Efficiency
Risk Management
Corporate Governance
Aspirations and Targets

Focus on organic growth seeking critical mass   SEE:   Retail Market Share Turkey:                                              Retail Market Share Integrate acquisitions through efficient skill transfer and synergy exploitation A disciplined program of small strategic acquisitions in our chosen geography  2006 2009 2006 2009 > > Revenue                 Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming        the Group   Aspirations            and Targets   Risk                Management Corporate         Governance ... 10 7.2 10 6.3  and SEE and Turkey provide a further boost to earnings

Restructuring to continue domestically, while organic growth accelerates in the region

National Bank of Greece
Page 14

Introduction
Track Record
Transforming the Group
Revenue Growth
Operating Efficiency
Integration Synergies
Capital Efficiency
Risk Management
Corporate Governance
Aspirations and Targets

Domestic OpEx below inflation despite productivity increases in wages

Cost Initiatives:

- Consolidation of procurement
- Rationalisation and centralisation of processes
- HR Management

CPI and Domestic OpEx, (07-09)


2.8
~4
Average CPI Greece
NBG, CAGR in OpEx

Expanding our footprint organically

- **Finansbank: 240** new branches to total 550 in '09
- **Banca Romaneasca: 125** new branches (200 in '09)
- **UBB: 100** new branches (270 in '09)

CAGR (07-09) Intl Branches: +25%

CAGR (07-09) Intl OpEx: +21%


International Branches
680
>1,300
2006*
2009F

*: excluding Vojvodjanska

G&A expenses: Domestic 2006 2009F Finansbank SEE <14 Finansbank Greece SEE  Personnel employed in SEE and Turkey will increase in line with branch expansion, comprising above 60% of total employees in 2009 2006 2009F G&A Expenses : Income (%) Rigorous restructuring of domestic operations ongoing  Cost expansion in the international business is counterbalanced by large revenue gains Headcount Evolution* Headcount: G&A CAGR >10% >28% >12% 4% Facilitating a rigorous organic expansion  internationally   International orientation ~ 51% 63% Revenue                 Growth Operating           Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming         the Group   Aspirations            and Targets   Risk                Management Corporate        Governance Group *: Vojvodjanska not included in 2006 12 <10 20 <18 24 <23 32% 36% 19% 27% 49% 37%

Building a performance–driven culture – the key to success Performance management policies and practices Motivating people to reach their full potential Quarterly targets by Unit and performance based bonus Senior management and top performers’ stock option plan Quarterly reviews with key milestones for the implementation of Business Plan initiatives Planned development programs and defined career paths Active talent management Potential identification Training, development and career growth Revenue                 Growth Operating            Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming         the Group   Aspirations             and Targets   Risk                Management Corporate         Governance

Integration unlocks opportunities for upside

National Bank of Greece

Page 17

Introduction
Track Record
Transforming the Group
Revenue Growth
Operating Efficiency
Integration Synergies
Capital Efficiency
Risk Management
Corporate Governance
Aspirations and Targets

Quick Wins	▫ Capture **funding savings** from integration of Finansbank ▫ Roll-out integrated **Group control model**	~€ 60mn in 2009
New Operating Model	▫ Consolidate **IT and back-office operations management** ▫ Deploy **integrated procurement model**	~€ 60mn in 2009
Revenue Synergies	▫ Roll-out **best practice distribution models** across Group ▫ Develop **new revenue streams** e.g. cross border trade finance, integrated cash management, corporate cross-border, life insurance	~€ 30mn in 2009

Capital Management: adequately capitalized to fund rigorous  organic growth and sustain current dividend policy Prudent: maintain Upper Tier-I capital ratio    Modern: Basel-II introduction M&A Guiding Principles:  Efficient: divestiture of non-core and low profitability assets   Selective bolt-ons in our chosen geography  Acquisition criteria: good brand name, good management, solid deposit base in local currency, attractive network      EPS accretion and IRR above own CoE in the medium term (3-4 years) SEE opportunities in complementary market segments such as asset management, insurance and brokerage also a priority  Revenue                 Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming         the Group   >7.5% ~€ 100mn Marginal Impact Aspirations            and Targets   Risk                Management Corporate         Governance

Excellence in risk management policies, with prudent  implementation Best practice   implementation Introduction of independent credit risk function per LoB Revised risk management policies throughout the Group Strengthen risk management team through new hires Continuation of conservative  underwriting policies Rejection rates: >10% in Mortgages, >40% in Consumer Lending  LTV in new production of mortgages at approximately 85% Low appetite for market risk  Exposure primarily in Greek sovereign debt, with a hedge ratio of >90% VaR far below limit of € 10mn Revenue                 Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming         the Group   Aspirations            and Targets   Risk              Management Corporate        Governance

The Group has achieved a significant diversification 45% of Group PAT to derive from international operations Revenue                 Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming         the Group   Aspirations            and Targets   Risk              Management Corporate        Governance Composition by Region: 2009F PAT SEE Turkey Greece 55% 31% 14% 14% 31% 55% Turkey SEE Greece

In the forefront of Corporate Governance - the right checks and balances lead to correct decisions Transformation of Board Committees: CGN, HRR, Board Risk Committees and revision of Audit Committee (SOX compliant) Definition of Board independence and enhancement of its role to include strategy and risk philosophy Development of evaluation policies for Board and senior management and remuneration of non-executive directors  Adopted Corporate Governance guidelines, amended the Internal Audit framework and established a Compliance Division  Implementation of Board and Chief Executive evaluation policies Enhancement of transparency by adopting a board nomination policy Adoption of a Group Governance policy Building a state-of-the art Corporate Governance framework across the Group, aligned to the best international standards and practices Achievements to date Challenges ahead Revenue                 Growth Operating             Efficiency Integration Synergies Capital Efficiency Introduction   Track Record   Transforming        the Group   Aspirations            and Targets   Risk                Management Corporate       Governance

Introduction Transforming the Group Aspirations and Targets Track Record

Drivers for Success: strong loan growth coupled with operational efficiency

National Bank of Greece
Page 23

Group Loan Volume growth, CAGR '07-'09	Greece	CAGR >16%
	Turkey (in TRY)	CAGR >35%
	SEE	CAGR >40%
NIM developments, '09	Group	~4.0%
OpEx, CAGR '07-'09	Greece	~4%
	Turkey & SEE (in €)	~20%
		Headcount CAGR +15%
		New branches CAGR +25%
Credit Quality, '09	Group	Charge offs <85bps
		Coverage ratio >80%
		Gross NPLs ~3%

Introduction
Track Record
Transforming the Group
Aspirations and Targets

Group Targets 2009: earnings and revenue growth Group*: Domestic: Finansbank**: SEE: RoTE: RoE:  *: 4½ months earnings of Finansbank at 56% ownership for FY06 **: excluding the gain from the sale of international operations booked in 2006, TRY terms RoE & RoTE Attributable PAT >35% >24% >30% >35% >25% >20% Revenues Group*: Domestic: Finansbank**: SEE: >20% >30% >23% >10% Introduction   Track Record   Transforming         the Group   Aspirations          and Targets   CAGR (’07-’09) CAGR (’07-’09) (’09)

Group Targets 2009: Efficiency Cost to Income down by more than 900bps   G&A expenses to Income to drop despite rapid growth in all markets   Personnel Expenses over Income to improve by  over 500bps Personnel G&A Cost : Income 51% <44% C:I improvement >300bps  C:I improvement >400bps   2006 2009F 2006 2009F 2006 2009F Group Finansbank SEE Introduction   Track Record   Transforming         the Group   Aspirations          and Targets   <27% 32% <14% 15% 51% <48% 45% <41%

Key Assumptions: superior GDP growth, low penetration levels, high spreads  Nominal GDP growth (€),  CAGR ’07-’09 Greece Turkey SEE 6.5% Penetration levels, ‘09 Interbank rates, ’09 (aop) Greece Turkey SEE Greece Turkey Loan Spreads, ‘09 Greece Turkey SEE 5.3% 54% 110% 1m EUR: 4.1% CBRT: <13% 43% 8.5% Exchange rate, TRY / € ’09 (aop) Turkey 2.05 240bps 550bps 520bps Introduction   Track Record   Transforming         the Group   Aspirations          and Targets

Business Plan Scenarios: Domestic Market  Scenario GDP growth deceleration Impact Effect 3 pct points lower retail loan CAGR *: Profit after Tax and Minorities Group PAT*,  CAGR (07-09):  Higher competition puts further pressure on retail spreads 50 bps off baseline retail spreads ECB raises rates by >50bps by 2009 NIM expands by   +50bps Group PAT*,  CAGR (07-09):  Less pressure on retail spreads (relative to baseline scenario) Baseline >30% >27% >35% >30% Introduction   Track Record   Transforming         the Group   Aspirations           and Targets   Bank PAT*,  CAGR (07-09):  >15% Bank PAT*,  CAGR (07-09):  >26% >20% >20%

Business Plan Scenarios: Turkey

National Bank of Greece

Page 28

Scenario	Impact	Effect	Baseline
GDP growth deceleration Retail spread convergence accelerates (70bps off baseline retail spreads Turkish Lira devaluation (5% on top of baseline assumption)	4 pct points lower loan CAGR 50 bps off baseline NIM		
		Group PAT*, CAGR (07-09): >28%	>30%
		Finansbank PAT*, TRY,CAGR (07-09): >18%	>25%

Introduction

Track Record

Transforming the Group

Aspirations and Targets

*: Profit after Tax and Minorities

The Areas of CEO’s Personal Focus: Business Plan Implementation Restructuring and Integration HR Quality and Staffing Risk Management, Internal Control and Corporate Governance Selective Acquisition Strategy

Becoming a leading financial institution in SE Europe Well positioned in a favorable economic and under-penetrated banking environment  Sustained high returns and growth in Greek business SEE to deliver growth rates double those of domestic business Finansbank an excellent platform in the fast growing Turkish market 2. 3. Restructuring opportunities improve the domestic operations’ productivity and operating capacity 1. A proven track record for delivering results 4. Capturing Group integration synergies to create a more efficient regional operating model 5. Prudent capital and risk management policies in place

A Roadmap to Regional Leadership Greece: Sustained high returns and growth National Bank of Greece Investor Day London, 22 February 2007

Domestic business maintains high growth rates Attractive high-growth market remains intact Key strategic initiatives are in place across the businesses to increase sales and realize under-leveraged cross-selling potential 1. 2. 4. NBG is well positioned to capture this growth, with a proven track record  Strong and defendable market shares in core deposits, mortgages and mutual funds, and significant upside potential in other retail lending products and SMEs Increased contribution from high-growth fee-based products NBG’s improving asset mix and funding advantage will continue to drive high returns, offsetting spread realignment 3.

Environment & Position Initiatives to capture growth

Strong output growth Macroeconomic outlook continues to be attractive, with high  and sustainable growth Euribor – 1m, basis points, aop GDP CAGR  2007 – 09, % Disposal income &  employment growth  GDP CAGR 2007 – 09,  Household debt repayment ratio  (% of GDP) Positive outlook for household disposal income Interest rates expected to peak in 2008 Sustained growth potential in mortgage lending 2006 2009 Nominal Real 2006 2009 Environment & Position    Initiatives to capture growth   Nominal house price  growth (%) CAGR 07-09 Real Disposal Inc. Employment  growth 4.1 1.6 3.7 6.5 6.6 8.0 295 415 6

Mortgage lending: high growth rates Very attractive Greek financial services market, with only a slight deceleration in growth Penetration, % of GDP 2006 Environment & Position    Initiatives to capture growth   Consumer lending: growth rate somewhat restrained by market saturation Corporate lending: Fast growth primarily fueled by SMEs 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +17% Penetration, % of GDP 2006 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +13% Penetration, % of GDP 2006 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +11% 29 38 38 54 15 18 16 20 48 54 54 71

Very attractive Greek financial services market, with only a slight  deceleration in growth (cont.) Environment & Position    Initiatives to capture growth   Insurance: Low familiarization of customers with products expected to keep penetration relatively low Mutual Funds: Rapid growth as confidence levels rise Core deposits: Continue to grow, primarily to satisfy liquidity needs Penetration, % of GDP 2006 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +9% Penetration, % of GDP 2006 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +17% Penetration, % of GDP 2006 2009 Euro-area Spain Greece Greece:  CAGR 07-09 +4% 8 5 2.6 2.8 12 16 68 28 48 41 52 55

Spread evolution favoring players with a significant deposit book Environment & Position    Initiatives to capture growth   Core deposit spreads remain at high levels, reflecting the transaction balance bias of market that remains strongly cash-based  New Mortgage disbursements spread at ~100 bps, similar to Spain; spread compression contained by “old book” Increased competition and debt consolidation lead to declining consumer lending spread; however, still above euro area levels due to high participation of credit cards and non-collateralized loans Spreads evolution (aop), basis points* 2006 2009 Euro-area Spain Spreads evolution (aop), basis points* 2006 2009 Euro-area Spain 2006 2009 Euro-area Spain Current levels Spreads evolution (aop), basis points* Corporate lending spreads broadly at euro area levels 2006 2009 Euro-area Spain Spreads evolution (aop), basis points* Greece Europe 180 260 215 ~300 100 110 110 160 580 400 690 800 190 90 115 145

Well placed to continue to capture the benefits from the favorable market conditions Core Deposits Maintained market share near 1/3, while raising the deposit margin by >100bps Asset  Management  Achieved market leadership in mutual funds through increased sales from the extensive branch network  Small  Business  Lending  Achieved step change in volume growth from synergistic “hunter-farmer” model Mortgages Maintained market share near 1/4 , with new disbursements staying at record highs (~ €3.5 bn)  Consumer /  Credit Cards  Strategy in place with alternative distribution channels, attractive loyalty programs, and wholesale agreements with local merchants  NBG #2 player Market shares NBG #2 player Market shares ’04 / ’05 ’05 / ’06 Volume Growth Pre & post SBL hunters Percent, eop Non MM MM 59 36 x Commissions (€mn) 2004 2006 Fund mix Environment & Position    Initiatives to capture growth   15% 30% 14% 24% 45% 20% 78 62 38 22

Growth in retail banking and privileged funding position are fundamental drivers of an increasing NIM  Domestic retail loan stock % of total loan stock  2004 2005 2006 Group NIM* (aop) bps 2003 2004 2005 2006 Domestic core deposit spread (aop) bps 2003 2004 2005 2006 2003 2004 2005 2006 Domestic loans / assets Percent 63 62 60 52 41 48 52 55 155 142 149 216 Environment & Position    Initiatives to capture growth   *excluding Finansbank 304 316 350

Environment & Position Initiatives to capture growth

Successful SBL “hunter-farmer” model to be rolled-out to other retail segments  28% of new SBL volumes from hunters  Number of hunters will more than triple by 2009  “Hunters” acquire new customers  ~230 RMs with dedicated portfolio of customers (~ 200-250 per RM)  Incremental revenue potential from new SBL service model  ~€ 50mn by 2009 “Farmers” (RMs) increase volumes & cross-sell Dedicated mobile sales forces for other retail products Teams of “hunters” to obtain wholesale agreements with local merchants / car dealers (consumer loans) and real estate agents / building contractors (mortgage loans) 2005 2006 2009 Environment & Position    Initiatives to capture growth   No. of Hunters, aop  10 50 160

New affluent service model and mass market cross-selling campaigns

National Bank of Greece

Page 12

Environment & Position

Initiatives to capture growth

Affluent RMs serve attractive customer segment

- ~ 100,000 affluent customers (€80-300k in assets)
- ~385 RMs by mid-2007

Incremental revenue from new affluent service model ~ € 100mn by 2009

Push marketing campaigns increase cross-sell in mass market

- ~5 mn customers in mass market segment
- Centralized campaigns
- Significant potential already identified

Cross-sell opportunity

No. of accounts


deposits
insurance
cards
mortgages
mutual funds
~5mn
~1mn
~990k
~500k
~170k

Mass market cross-sell ratio vs. target

No. of products per customer


1.8
4.0
2006
target

Distribution network initiatives extend reach and improve  customer service  Upgraded branch network 1. 2. Improved customer service Initiatives to reduce queues for tellers  Use of customer satisfaction surveys First major player in Greek market with Phone Banking with IVR  Increased focus on branch personnel capabilities and motivation 3. New branch openings across the country New branch identity and merchandising; visible results within the year  Extensive redesign of training programs; over 40,000 hours of training scheduled p.a. Continuous upgrading of employee quality through 1:3 replacement ratio  Quarterly branch targets and corresponding bonus  Environment & Position    Initiatives to capture growth

Centralization of back-office processes increases sales time and process efficiency Efficiency benefits leading to a doubling of available branch sales time    ~50% of benefit to be captured in first wave of centralization (by end 2007) Incremental time available for sales  within branch post-centralization  Increase in available sales time (post-implementation vs. current status) Environment & Position    Initiatives to capture growth   25-35% 25-35% 45-55% 95-125% wave 1 wave 2 wave 3 total

Strategic initiatives Asset Management initiatives begin to pay off  Market leader in mutual funds in 2006 Only top players to increase Assets under Management during 2006  Sales to retail and affluent clients through branch network On-line portfolio analysis  Innovative products, such as fund of funds and capital protected  Expected acquisition of P&K Securities part of strategy to develop an integrated asset management approach  Changes in AuM of top 3 players;  NBG only one to increase AuM  NBG with a number of high-rated funds; Morningstar rating  6.9 6.9 4.2 NBG # 2 player # 3 player 2005 2006 Money market  Bond  Mixed  Equity *** **** ***** 1  2  -  2 -  1  -  3 -  1  2  - Fund category € bn Strategy to achieve a step change  Revise segmentation model in private banking (discretionary / advisory)  Develop alternative channels, including sales through insurance agents  Extend geographic coverage by expanding asset management to the Group’s international subsidiaries  Strong position . . .  To be extended by broad range of initiatives . . .  6.9 8.6 5.2

Turnaround in Insurance, extending lead position  in the market Significantly outgrew the market in Life   2005 Life GWP (€mn)  Environment & Position    Initiatives to capture growth   >40% Greek life market growth rate (%)  17% 2006 P&C GWP* (€mn) 23% Greek P&C* market growth rate (%)  10% 2005 >8x increase in bancassurance in one year 45% CAGR in next 3 years  2006 Bancassurance Premiums (€mn) 2009 ~30% >50% ~5% Bancassurance /Total life GWP ~2100 tied agents ~1600 independent agents / brokers ~556 NBG branches Market Shares (%) Life 2005 2006 2005 2006 P&C* +2pp +1pp Largest Distribution Network #2 player at 7% market share *excluding motor 2005 2006 240 340 130 160 ~15 ~100 ~350 16 14 17 16  strengthening market positionand new sales policies and incentive schemes for brokers/agents led to continued success in P&C by introducing new single premium products and utilizing the NBG branch network

Corporate Banking: Focus on the mid-market New Relationship Managers Additional Regional Credit Centers Expected Impact 30% faster growth than the market  >15% net new customer acquisition  30% increase in revenues per customer ~ 25% volume growth y-o-y in 2006  NBG business model in Mid-corp already showing clear signs of success... Upgraded tools and processes 1. 2. 4. ...and will be further strengthened ~40 new RMs to improve coverage and facilitate customer acquisition Additional Regional Credit Centers 3. ~ 25% volume growth y-o-y in 2006 Extension of current service model to high-growth geographies New regional credit centers (to complement current 220 branches serving corporate customers) Upgraded account planning and needs analysis tool Sales monitoring process comprising cross-sell targets per RM, periodic customer reviews and sales coaching Environment & Position    Initiatives to capture growth

RM – Product Specialist model helps increase share of wallet

National Bank of Greece
Page 18

Corporate RMs focus on cross-selling to capture significant untapped potential

- **Leasing & Factoring:** Merge Leasing subsidiary into Bank, facilitating cooperation between RMs and Product Specialists
- **Trade Finance:** Establish new desks in Athens and London
- **Cash Management:** Develop dedicated product group and IT platform

  Sell **risk management products** to corporate customers
- **Investment Banking:** Gain share in growing private sector M&A
- **Synergies** with international operations will be captured e.g., large corporates expanding to SEE, financing shipyards in Turkey

...and increase number of products per customer (currently at 1.5)

- **Increase Leasing market share by ~7pp**
- **Growth in Factoring revenues by >40% CAGR**
- **>€15mn Trade Finance fees**
- **Long term expected gain equivalent to ~10% of all corporate revenues**
- **>25% share in private sector M&A deals**
- **Corporate revenue synergies with Finansbank of >€20mn PBT**

The domestic market continues to deliver strong results  Volume Growth Performance (‘07-’09) Retail loans Corporate loans Revenues Total revenues Core Deposits Provisions NPL ratio CAGR >20% CAGR >10% CAGR >5% >10%  <3% Mutual Funds CAGR >25% NIM ~ 350 Efficiency Cost / Income <44% Profitability PBT > 20%

A Roadmap to Regional Leadership SEE: Expanding presence in a fast growing market National Bank of Greece Investor Day Presentation London, 22 February 2007

NBG’s business plan for SEE in a nutshell  NBG is well established in an attractive, under penetrated banking environment 1 2 The 2007-2009 Business Plan aims to continue building primarily on organic growth 4 As a result, profits originating from SEE will more than double over the next three years Integration plans have been developed for recent acquisitions, capturing all relevant synergies 3

  SEE is an attractive, high growth economic area Improved risk profile with double digit nominal GDP growth driven by solid reforms and underpinned by a European orientation   High interest rates, in view of the rapid growth in activity, supporting bank profitability   Attractive economic environment, with low labor costs and flexible markets leading to record high FDI inflows  of 10.5% of GDP for the region in 2006   Rapid employment creation and real estate market appreciation that support household finances Bulgaria Interbank rate (bps) GDP (€, bn) +11% 2006 2009 +8% 2006 2009 +8% 2006 2009 +8% 2006 2009 +130 2006 2009 -90 2006 2009 2006 2009 +40 2006 2009 -760 Romania Serbia FYROM CAGR change 33 24 118 94 32 25 6 5 430 300 810 900 1260 2020 610 570

The banking market is underpenetrated, exhibiting strong volume growth and a favorable shift towards retail Lending market penetration (%) 2006 Lending volumes CAGR 07-09 (%) Retail Corporate Retail Corporate Retail Corporate Retail Corporate Bulgaria Romania Serbia FYROM Low banking sector penetration, combined with a healthy economic environment, leads to very rapid loan growth, especially to the underleveraged households  Overall lending will grow at twice the pace of the Greek market  Retail lending is set to grow at twice the pace of that of corporate lending  Changing loan mix from corporate to retail and from foreign currency to local currency denominated lending keeps NIM at high levels despite some spread compression 2009 2006 2009 2006 2009 2006 2009 +8 +14 +13 +13 53 45 41 27 40 27 43 30 11 26 16 33 18 31

Albania Romania Bulgaria Serbia Greece (1) Cyprus Turkey (2) 9% Retail loans market share 9% Corp. loans market share 203 Number of branches FYROM (1) NBG parent results, excluding networks in Serbia and Albania (2) Bank only plus loans booked in Malta (BRSA) NBG has grown to be a major player in the region, boosting its presence through acquisitions and organic growth... SEE Turkey Greece 3% Retail loans market share 2% Corp. loans market share 76 Number of branches 12% Retail loans market share 4% Corp. loans market share 13 Number of branches 17% Retail loans market share 11% Corp. loans market share 173 Number of branches 40% Retail loans market share 22% Corp. loans market share 55 Number of branches 6% Retail loans market share 5% Corp. loans market share 309 Number of branches 22% Retail loans market share 17% Corp. loans market share 557 Number of branches 2% Retail loans market share 4% Corp. loans market share 15 Number of branches

...while effectively diversifying its revenue base SEE Turkey Greece 57% 30% 13% Note: Excluding Group revenues from other domestic and international operations 20% 20% 44% 12% 4% Percent of revenues 2009 In 2009, 13% of total Group revenues will originate from NBG’s SEE operations  UBB, our franchise in Bulgaria, will generate more than 40% of SEE revenues  Serbia and Romania, will each contribute revenues equal to  20% of total SEE

A detailed integration plan is being developed to successfully integrate NBG’s most recent acquisition in the Group  Synergies  Business Support IT systems  Operations  Risk/audit Business Retail and corporate  Management  Personnel and network Integration Office Support Expand the SEE core banking platform (Temenos T24) and redesign/centralize back office operations Align and integrate risk, audit and finance functions Funding Leverage Vojvodjanska’s extensive deposit base to fund the aggressive lending growth Within the new entity  From NBG Funding Vojvodjanska integration Leverage on the already established NBG Serbia’s expertise to reposition Vojvodjanska in the market Cross-sell retail loans by leveraging Vojvodjanska’s extensive customer base and NBG Serbia’s already installed systems and processes Introduce a voluntary retirement scheme, train and redeploy remaining personnel Integrate the two branch networks and redesign branches to have a consistent look across the two entities

Focused local business plans are in line with our vision of regional leadership UBB Stopanska 2006 2009 Loans market share (%) C/I ratio (%) * Including NBG Serbia Vojvodjanska Revenues* (€, mn) 2006 2009 2006 2009 Romaneasca Branches (#) 2006 2009 Consolidate our leadership position Focus on retail and SME expansion  Leverage on alternative channels Aggressively expand branch network Focus on retail and SME lending Expand customer deposit base Integrate Vojvodjanska into the Group Leverage on its large customer base Capitalize on Vojvodjanska’s brand value Maintain leading market position Further rationalize cost base Further improve asset quality 13.3 >18 <40 47.1 71 >120 76 >200

Strong volume growth and resilient spreads allow us to strengthen our presence in SEE by investing heavily in network development...

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		Performance ('07-'09)
Volume growth	Retail loans	CAGR > 40%
	Corporate loans	CAGR > 40%
	Customer deposits	CAGR > 35%
Revenue drivers	NIM on IEA	- 100bps to → 450bps
Cost drivers	Number of branches	~520 → > 750
	Number of employees	~4500 → > 8500
Asset quality	Non-performing loans	~4% in 2007-2009
	Coverage ratio	~80% in 2007-2009

Performance (‘07-’09) Revenues Revenue growth CAGR > 30%  Expenses Cost to income < 48% in 2009 Profits Profit before tax growth CAGR > 35% ...while continuing to produce very strong bottom line results

A Roadmap to Regional Leadership Finansbank: An excellent platform for growth in the Turkish market National Bank of Greece Investor Day London, 22 February 2007

Finansbank: Building an excellent platform for growth in the  Turkish market The excellent performance of Finansbank is expected to continue, achieving double-digit market share of the Turkish retail loans market and more than doubling profits by 2009 Aggressive sales strategies and significant revenue synergies with the Group, targeting all key segments  Ambitious network expansion, establishing optimal footprint in Turkey Secure funding from deposits and wholesale borrowing raised with the Group, supporting asset growth  Prudent risk management, ensuring high credit portfolio quality and measured market risk Rigorous human resource management, attracting, developing and retaining qualified personnel Continued focus on growth and profitability The prospects for the Turkish economy and banking sector are very positive The Turkish economy shows high potential, with solid fundamentals and proven resilience The Turkish banking sector offers numerous opportunities, with low loan penetration and high spreads  The achievements of Finansbank, an outperformer in the Turkish market, have exceeded expectations Finansbank has a history of dynamic growth even in tough market conditions  Finansbank has consistently delivered impressive financial results

Operating Environment Current Position and Recent Achievements Our Vision, Aspirations and Targets

The Turkish economy represents the biggest opportunity in the  broader region of SEE and the Eastern Mediterranean ...the largest population in the region Population 2006 (mn) GDP per capita 2006 (€ ‘000s) The highest GDP and... GDP 2006 (€ bn) Real GDP growth 2006 (%) 5.2% 4.2% 6.9% 7.7% 5.5% 6.1% 5.4% 3.8% 4.4 3.5 4.1 17.5 3.1 3.3 2.0 2.4 * SEE-5 includes Albania, Bulgaria, FYROM, Romania and Serbia 70.4 43.7 22.7 11.1 7.8 7.5 3.6 2.1 Turkey SEE-5* Romania Greece Bulgaria Serbia Albania FYROM 311 7 24 154 194 25 94 5 Turkey Greece SEE-5* Romania Serbia Bulgaria Albania FYROM

The Turkish economy has solid fundamentals, and proved its  resilience in 2006 A soft landing in economic activity Inflation returns to single-digits Monetary policy acts decisively to maintain credibility  CBRT policy rate (%) Y-o-Y GDP growth (%) Exchange rate converges back to early 2006 levels Exchange rate (TRY/ USD) CPI (%) 2002-6 average 7.3% Mar- 06 Jun- 06 Sep- 06 Dec- 06 2006  Q4 2006  Q3 2006  Q2 2006  Q1 2005  Q4 2005  Q3 2005  Q2 2005  Q1 Mar- 06 Jun- 06 Sep- 06 Dec- 06 Dec 2006: 9.7% 2% 4% 6% 8% 10% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4 12% 14% 16% 18% 20% 1.000 1.200 1.400 1.600 1.800 4% 6% 8% 10% 12%

...giving us confidence for the near future The real economy is very healthy... Very positive prospects for the Turkish economy   GDP (TRY bn) Exchange rate eop (TRY/ USD) An ambitious structural reform program and an  impressive fiscal adjustment have led to:  Soaring export volumes (13% CAGR 05-06)  Strong productivity gains (6% CAGR 05-06)  High FDI flows (USD 20 bn in 2006)   The economy has weathered the recent turbulence well: Exchange rate has almost fully recovered to early 2006 levels  Inflation suffered only a minor slip, returning to single digits Economic activity is on course for a soft landing (GDP growth 5.2% in 2006 vs. 7.4% in 2005)  The Current Account is expected to improve as: Capital goods imports slow down Oil prices stabilize Tourism revenues increase  CBRT policy rate (%) Average real GDP growth rate 07-09: 5.3% 560 800 2006 2009 1.4 1.6 2006 2009 <13.0 17.5 2006 2009

The Turkish banking sector continues to grow and shows further  improvement in asset quality, despite the volatility of 2006  Loans in the market have more than doubled... (TRY bn)  NPL ratio (%) Spreads have declined only slightly remaining high... Q-o-Q loans growth (%) Loans to Enterprises Loans to Households Loans to Enterprises Loans to Households Annualized NIM on total assets (%)* *  Market NIM is calculated over average total assets, for the total banking market in Turkey  **  Nov 2006 market figures 52% 41% 148 208 97 2% 4% 6% 8% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4** 0% 10% 20% 30% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4 26 46 140 68 71 102 2004 2005 2006 2% 4% 6% 8% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4** ...and asset quality has improved despite volatility and lending is on the way back to high-growth rates

Very positive prospects for the Turkish banking sector (1/2)    ...support high-growth and improve loan book mix Low levels of penetration especially in Retail... CAGR 07-09 Loans to households (TRY bn) Loans to enterprises (TRY bn) 68 140 Loans to households/ GDP (%) 2006 benchmarks Loans to enterprises/ GDP (%) 2006 benchmarks CAGR 07-09 ...but growth still lies ahead fuelled by SME Loans to Enterprises are more developed...  ~30% ~27% 2006 2009 2006 2009 12 18 44 54 2006 2009 Greece Euro area 25 36 48 54 2006 2009 Greece Euro area

Very positive prospects for the Turkish banking sector (2/2)*

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Overall dynamics indicate decline in Retail spreads...

- Convergence of spreads for all products, with overall spreads remaining high
- Loan book mix shift away from higher spread credit cards and towards lower spread mortgages
- Potential uplift with introduction of floating rate mortgages

...but they remain high compared with benchmarks


Loans to households spreads (bps)
2006 benchmarks
1605
>850
361
276
2006
2009
Greece
Euro area

Dynamics on Loans to Enterprises are good...

- Asset mix keeps spreads at attractive levels
  - Loan book mix shift towards higher spread SME loans
  - Loan book mix shift towards higher spread TRY products

...and should hold spreads far above benchmarks


Loans to enterprises spreads (bps)
2006 benchmarks
458
>400
143
190
2006
2009
Greece
Euro area

* Spreads are weighted for TRY and FCY volumes; spreads for TRY volumes are calculated over 1m-TRIBOR and spreads for FCY volumes are calculated over Fed rates

Operating Environment Current Position and Recent Achievements Our Vision, Aspirations and Targets

Finansbank has shown a track record of dynamic growth, with  market share gains even in tough market conditions* Finansbank’s retail growth outperformed the market   ...Retail loans tripled within 2 years... (TRY bn) (TRY bn) NPL ratio (%) 76% Q-o-Q loans to households growth (%) Market Finansbank SME loans Commercial & Corporate loans Mortgages Other consumer loans 4.3 2.4 1.4 78%   *  Loan figures exclude IFRS re-class of FX indexed government bonds from securities to loans which mainly impacted years 2004 and 2005 **  Nov 2006 market figures 7.9 5.4 3.8 40% 48% Market Finansbank 2004 2005 2006 2% 4% 6% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4** 2004 2005 2006 0% 10% 20% 2005 Q1 2005 Q2 2005 Q3 2005 Q4 2006 Q1 2006 Q2 2006 Q3 2006 Q4 while commercial loans continued to boom ...and loan portfolio remained one of best-in-market

Finansbank has delivered an impressive performance in 2006*,  yet again ...top-line growth despite deterioration in NIM High efficiency is maintained despite rapid expansion... ...and profitability keeps rising PBT (TRY mn) Total revenues (TRY bn) 0.9 1.3 1.6 * Figures are consolidated, IFRS; 2006 Revenues and PBT are adjusted not to include income from sale of international subsidiaries and extraordinary provisions; PBT is after monetary loss 39% 27% 75% 30% The network expands significantly to achieve... Cost : Income (%) Trading & Other Fees & Commissions NII Branches ATMs 51 46 45 2004 2005 2006 2004 2005 2006 208 169 309 313 442 758 2004 2005 2006 725 559 319 2004 2005 2006

Operating Environment Current Position and Recent Achievements Our Vision, Aspirations and Targets

Finansbank 2007-09: The growth and profitability story continues Our aspiration is to achieve a double-digit share of the Turkish retail loans market and more than double profits by 2009 Improved  processes &  innovation Satisfied  customers New  customers Growth &  profitability

Finansbank 2007-09: Key strategies Secure  funding sources Ambitious network expansion Prudent  risk management Aggressive  sales & revenue synergies Rigorous HR  mgmt Focus on  growth and profitability  Continuity and enhancement of key strategies

Sharpened customer segmentation... Mobile sales forces, e.g. for mortgages Merchant sales network, e.g. for cards Specialized branch types, e.g. Easy Credit branches for consumer credit Award-winning Call Center with significant outbound capacity Developed Internet Banking sales channel Strong sales emphasis with 65% of new hires in 2006 being placed in branches and other sales channels Aggressive sales strategies targeting all customer segments will  drive growth... ...and a multi-channel strategy together with... Multi-merchant credit card loyalty  program Dedicated packages for micro enterprises and SMEs Enhanced information and consultancy support for SME customers (Kobi Finans) Developed cash management offering for Commercial and Corporate clients New sub-segments under Retail Banking and Credit Cards (Mass, Affluent, HNWI, Micro Enterprises) Distinct business lines for Enterprise segments (SME, Commercial, Corporate) Micro  SME Commercial Corporate High Net Worth Individuals Affluent  Mass  Credit Cards ...innovate products & services provide a strong edge

...and revenue synergies potential will be realized with the combination of Finansbank's and NBG's strengths

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Corporate, Investment Banking & Brokerage

- Develop Group Trade Finance offering based in London to service international client base including Turkey
- Target bigger-ticket Corporate and Project Finance business in Turkey leveraging NBG funding and expertise
- Capture cross-border Corporate business exploiting Finansbank access as well as NBG funding and expertise
- Initiate ship-owner finance and grow ship construction finance in Turkey using NBG expertise
- Generate cross-border M&A and Capital Markets business combining FB and NBG capabilities
- Sell Turkish equities to international institutions, building on FinansInvest research and NBG relationships



Retail Banking

- Accelerate mortgage market share growth in Turkey supported by NBG capabilities
- Launch innovative consumer finance products in Turkey utilising NBG market-ready brands and expertise, e.g., instant credit via merchants and pre-paid cards

Asset Management & Private Banking

- Launch life & pensions business in Turkey leveraging Ethniki Insurance and NBG Bancassurance expertise
- Market NBG's private banking offerings to Turkish private clients
- Offer Turkish mutual funds and attractive fiduciary deposit rates to Greek private clients
- Deploy best-practice mutual funds product expertise in the region

Average new branch Capex at approx. TRY 300,000   Breakeven of new branch in 5-7 months; within 1 year, new branch generated profit covers Capex required for its setup  Rapid branch expansion is enabled by Finansbank’s central operations and best-in-class IT Ambitious branch network expansion will accelerate to  establish optimal footprint in Turkey >10 branches <10 branches No presence Branch network already covers 80% of GDP, but... ...branch network expansion will accelerate The branch network will gradually mature (Number of branches) Average loans per branch  (TRY mn) Average deposits per branch  (TRY mn) Branch expansion is beneficial and feasible 550 309 2006 2009 39 ~60 2006 2009 >42 32 2006 2009

Finansbank has secure funding sources through a higher deposit base and wholesale funding raised through the Group

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Customer deposits will increase & shift towards TRY...


Share of total deposits* (%)
CAGR 07-09
>33%
TRY 9.9 bn
TRY
FCY
43%
57%
73%
27%
2006
2009

...to cover needs together with wholesale funding

- Strong customer deposit gathering, esp. in TRY
  - Impressive build-up of deposit base in 2006 (y-o-y growth of 61%)
  - Solid growth expected to continue as market matures and branch network expands
  - Shift to TRY deposits expected with deposit collection focus for Retail & SME Banking and domestic currency gaining in confidence
- Residual funding needs will be covered by the Group
  - Easier access to FCY wholesale funding
  - Cheaper wholesale funding

* Excludes fiduciary deposits

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Prudent risk management policies will continue as Finansbank and the Group prepare for Basel II

Rigorous risk management will continue

- Conservative credit risk approach
  - Credit scoring systems already exist for retail, to be automated further
  - FCY corporate and commercial lending mostly extended to export-oriented clients
  - Credit monitoring and collections processes to be enhanced further, e.g. with introduction of early warning systems
- Very limited currency risk as balance sheet currency mismatch covered by cross-currency swaps
- Liquidity level equal to minimum 20% of deposits is maintained in terms of cash and securities
- Controlled operational risk
  - Centralized operations with banking specialists minimize people-related risks in branches
  - Ankara Disaster Recovery Centre is capable of replicating IT systems

Loan quality will be sustained despite retail shift...

NPL ratio (%)


2.1%
<3%
2006
2009

...and full provisioning policy will continue

Provisions / NPLs (%)


100%
100%
2006
2009

Qualified personnel is attracted, developed and retained, to  support the implementation of our strategy Personnel expands and remains of superior profile Bank-only Employees (Thousands) Excellent personnel profile* Average age: approx. 30 Percentage of women: 54 Percentage of university graduates or above: 74 Average days of training per employee: 7.7 Percentage of managers for newly opened branches promoted from within Finansbank: 93  Banking expertise concentrated in centralized operations, with branch network focusing on sales  Development of people through clear career paths, e.g. from Call Center to Branch Sales, from Branches to Regions to Centralized Operations Highly trained  and  committed  employee base Aggressive target setting and sales force management Top management priority Performance based compensation Strong  Sales  Culture * Figures are for 2006 >11.0 7.8 2006 2009

Finansbank 2007-09: Key assumptions

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		Performance ('07-'09)*
Volumes	Retail Loans	CAGR >50%
	Corporate Loans	CAGR >30%
	Deposits	CAGR >33%
Revenues	NIM on IEA	Decline by ~200-250bps
Operating Expenses	Headcount	CAGR >12%
	CoLA**	<10%
	G&A	CAGR >20%
	Branches	CAGR >20%
Provisions	NPL ratio	<3% throughout period
	Coverage ratio	100% throughout period
Excluded Items	Floating rate mortgages	
	Funding synergy partly captured in Group financials	

* All numbers are in TRY terms

** Cost of Living Adjustment

Finansbank 2007-09: Key targets Total revenues (TRY bn) ~2x Cost : Income (%) PBT (TRY bn) >2x 1.6 2006 2009 0.7 2006 2009 45 <41 2006 2009

A Roadmap to Regional Leadership Rapid Organic Growth Requires More Active Capital Management National Bank of Greece Investor Day London, 22 February 2007

National Bank of Greece
Page 2

We have used regulatory capital effectively with a transformational Acquisition in Turkey and divestment from non-strategic North America


Pro forma FY06
• FB consolidation at 99%. Back-end of acquisition (FIBA, IFC) included
Divestments
Acquisitions
Internal capital generation/ (consumption)
Upper Tier I capital FY05
in € bn
2.8
UT1 % of RWAs
9.1%
impact to UT1 capital
+0.1
+0.9%
impact to UT1 ratio
Rights issue
+3.0
+9.8%
Finansbank
-2.2
-10.1%
Vojvodjanska
-0.3
-0.9%
Retained earnings (FY06 payout ratio >50%)
+0.3
+0.9 %
-0.5
-1.5%
RWAs growth
Other
-0.2
-0.2%
Upper Tier I capital FY06
in € bn
3.6
UT1 % of RWAs
8.0%

Foundation Standardised Standardised Standardised Advanced Advanced Advanced Mortgages Advanced Standardised Credit cards Advanced Standardised Consumer loans Advanced Standardised Small business lending Foundation Advanced Corporate lending Roll-out Plan (Parent) Credit risk Entry impact from Basel-II neutral in spite of conservative assumptions 2008 2007 2009 Operational risk Standardised Standardised Standardised Parent LoBs 2008 2007 2009 € mn Credit risk Basel II impact Operational risk Total impact FY07 estimates -429 +30 +3 +3 -20 +127 -573 Total credit risk Other Capital Mkts Domestic Branches & International Corporate Retail +515 +86 -600 -400 -200 0 200 400 600

Potential for further capital release as risk management & infrastructure capabilities evolve New BII compliant collateral management system will provide credit risk mitigation data resulting in lower capital requirements (e.g. mortgages, SBL, medium-sized corporates). The adoption of A-IRB for SBL, credit cards & consumer lending within 2009 will lead to further capital release due to: harsh regulatory provision charge (consumer & cards>7%, SBL>5% of total balances respectively), will be substituted by the lower BII-EL estimates lower capital charge compared to flat 6% of STD approach 4.64% 1.26% SBL (SME Retail) 5.91% 2.07% Consumer (Other retail) 4.63% 2.03% Credit cards (QRE) Capital Charge (UL) Expected Loss (EL) BCBS-QIS 5 results for CEBS Group 1 banks (Tier I capital > € 3bn) Operational risk capital charge at present reflects the worst case scenario. Charge set to decrease as the contribution of retail banking, brokerage and asset management increase in 2008 & 2009.

RWAs evolution Active capital management creates opportunities for upside Business plan projections: RWAs growth broadly supported by internal capital generation Divestment of remaining industrial holdings to free-up capital (>€100mn) Payout ratio of 50% accommodated within the targeted Upper Tier I ratio (>7.5%) Upper Tier 1 ratio RWAs CAGR: 20% Securitization options Capital release per €1bn notional amount € bn € mn Options to boost regulatory capital providing flexibility in dividend policy: Room to free-up capital from portfolio transactions REIC IPO contemplated Untapped ABS markets to be considered Subject to BP performance, excess capital generation provides potential for higher distribution 45 78 8.0% 8.1% 20 40 60 80 '06A '07E '08E '09E +17 +43 +80 Credit Cards RMBS SME

A Roadmap to Regional Leadership The Integration Opportunity: Building the Future Growth Engine National Bank of Greece Investor Day London, 22 February 2007

The Integration Opportunity: Building the future growth engine Quick Wins Efficient Platform for Growth Revenue Upside Capture funding savings from integration of Finansbank Realise global procurement benefits Roll-out of the Regional Operating Model for cost efficiency and high-performance execution Expansion platform on a standardised, scalable blueprint Pursue regional business initiatives to increase market shares and generate new revenue streams The Gameplan The Opportunity Early growth Local restructuring Integration Growth engine Standalone potential Cost/Income Revenues Increase efficiency: Strength of balance sheet Exchange of expertise Cross-border business opportunities Economies of scale Standardised lean processes Global procurement Accelerate growth:

142-165 Unlocking the Group’s Synergy Potential Synergy targets * Net of investments, and restructuring costs related to operations (€21-25 million cumulative 2007-09) 2007 2008 2009 Funding Cost* Revenue 16-20 40-45 55-60 6-9 14-20 6-8 22-30 Net annual PBT impact*, €mn Revenue Cost 58% 29% 13% Corporate & Investment Banking Retail Banking Asset Management & Private Banking Procurement IT Back-Office Operations 21% 27% 52% ~1% of expected combined revenue base 2009 ~3% of expected combined cost base 2009 30-40 57-65 76-95 28-37

~75-80 bps lower cost for the Group compared to Finansbank standalone €7-8bn in 2009 Quick Wins: Capturing funding synergies with Finansbank Significant funding cost savings Estimated wholesale funding cost evolution New wholesale funding needs covered... 3-year spread over LIBOR eop 2006 (bps) Finansbank wholesale funding composition Turkey CDS NBG 2006 2009 100%= €2.4bn 100%= €7—€8bn 100%= Stand-alone Finansbank funding cost forecast 2006 2007 2008 2009 Funding cost after synergy Funding cost savings 80% 90% 100% €55-60mn €40-45mn €16-20mn Committed pre-closing Wholesale funding need 2007 2008 X 0% 100% 93 bps 15 bps at a significantly lower cost for the Group

Second horizon (2009+): Maximum integration Value First horizon (2007-2009): Targeted cross-border integration Platform for Growth: Rolling out the Regional Operating Model Deploy a Regional Operating Model to enable: Cost savings Shorter go-to-market time Better control across portfolio Increased management efficiency Reduced risk in business expansion Higher scalability of operations Evolution towards one integrated IT platform at group level Extension of cross-border integration through consolidation of IT systems Creation of specialised hubs by process serving multiple geographies Procurement utility for G&A optimisation and outsourcing Consolidation of data centres Consolidation of telecom providers Outsourcing of desktop management Consolidation of ATM management Single Core Banking System (T24) across SEE Standardisation of satellite systems Selected cross-border integration of back office processes (e.g. international payments) Consolidation and potential outsourcing of card processing Cross-border centralisation of vendor & demand management for global categories Deployment of integrated procurement model 2009 €57-65mn target net savings FY09 Today IT Back office operations Procurement

Platform for Growth: The NBG “Model Bank” for SEE Product development marketing and sales Sales channels ATM Mobile Internet Call centre Direct Support functions Procure- ment Financial control Risk manage- ment Treasury Internal audit Compli- ance Human resources Other IT Infrastructure Applications Areas of standardisation in regional operating model Branch Back- office operations Other products & services Corporate lending Credit cards Deposits Securities & investment banking Retail lending Standard business processes to increase productivity Common operating platform: Consolidated infrastructure Single Core Banking System for SEE Standardised satellite applications Streamline back-office operations “Model Bank” Competence Centre: NBG-vendor JV Design NBG "Model Bank“ Develop new application requirements Provide local support & training Automated build, limited local development Model implementation plan to shorten time-to-market “Model Bank” Components

National Bank of Greece
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Regional Operating Model: IT infrastructure



Target net savings 200

IT infrastructure	Current status	First horizon operating model	€mn	% *
Data Centres	• Each country has its own primary data centre (DC) and disaster recovery centre (DRC)	• Maintain Athens & Istanbul DCs • Consolidate all SEE Data Centre sites in Athens or Istanbul • Consolidate all disaster recovery sites	~4	67%
Networking	• Each country has its own operator contracts and manages them locally	• Networking for international voice and data to be consolidated to 1-2 global carriers with extensive coverage of the region	~1	10%
Desktop Mgmt	• The countries have different levels of standardisation and different operating models	• Desktop management to be standardised and outsourced to one global provider	2-3	20%
ATMs	• ATM purchases (over a threshold amount) are centralised as need arises • Each country manages its own ATMs	• ATM demand to be systematically managed centrally • Process to procure ATMs to be optimised, especially in terms of lead time • Consolidation of vendors	2-3	25%
			9-11	26%

* approximate percentage of addressable baseline

Regional Operating Model: IT applications

National Bank of Greece

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Target net savings 2009

IT applications	Current status	First horizon operating model	€mn	% *
Core Banking System	• "Same" core banking system in SEE but heavily "localised" • High quality custom application (CoreFinans) in Turkey	• Greece and Turkey will maintain current CBS (IRIS and CoreFinans); all the SEE countries CBS will be consolidated on one integrated and homogeneous T24 platform, creating a standardised "Model Bank" for rapid deployment and shorter time to market	~1**	6%

Satellite Applications	• Fragmented satellite applications
	• Decisions about additions of new software are channelled to Group IT manager/ COO
	• Group has yet to define global standard applications for all satellite types
		• Selected satellite applications to be consolidated and standardised, with investments targeted at building local "centres of excellence" for each group of applications, e.g.:
		  • Accounting, Controlling, Procurement, CRM, HR, Real Estate, Statutory reporting
		  • Workflow/Document management
		  • Other: Basel II system, Custody, Data Warehouse and Reporting, Collections, Credit Scoring, Asset Management etc.
			~1**	8%

			~2**	7%

* approximate percentage of addressable baseline

** savings reflect high depreciation cost of investment projects

Regional Operating Model: Back office operations Back-office operations Cross-border centralisation Consolidate international payments transaction processing cross border Same IT application run in order to allow standardised process International payments processed from each bank separately with different degrees of centralisation 1-2 15-18 Consolidation / Outsourcing Credit card application and transactions clearing performed in each country separately Highest degree of outsourcing in Romania (only approval done in-house) lowest in Greece (all activities in-house) Cross-border consolidation of all credit card processing activities starting with SEE, aiming to outsource to a single service provider 14-16 50% 33% 32% Current status First horizon operating model Target net savings 2009 €mn % * * approximate percentage of addressable baseline

Regional Operating Model: Integrated procurement

National Bank of Greece
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Procurement

Procurement Consolidation Opportunity

Non-personnel expenses***
2006, €mn


74
684
181
140
289
NBG bank
Greek subs
Finans bank
SEE
Total

Source: consolidated P&L

First horizon operating model

Global categories

- Group-wide procurement centre of excellence unit under Group CPO
- Utilisation of Group capabilities: Finansbank's procurement expertise and NBG's cost-cutting track record in Greece
- Central vendor and demand management
- Negotiation of global agreements
- Group benchmarks on prices, discounts and service terms
- Monitoring procurement expenses across Group

Local categories

- Deploying best-practice processes and policies across the Group
- Implementation of single procurement platform across Group to standardise processes and reduce overall lead time for purchases
- Optimisation of local procurement in all countries under the supervision and guidance of the centre of excellence

Target net savings 2009

	€mn	% *
Global categories	8-9**	13%
Local categories	23-25**	4%
	31-34**	5%

* approximate percentage of addressable baseline
** excluding savings captured under IT and operations initiatives
*** includes administrative and maintenance expenses and depreciation charges

National Bank of Greece
Page 11

Target Operating Model Key Enabler to Realize Growth Opportunity

	Greece	Turkey	SEE	
Core Banking System	IRIS	CoreFinans	T24	• Consolidation of core banking system in SEE
Satellites	Custom	Custom	Custom	• Reduction of custom satellite solutions
	Standard applications			• Standardisation to currently used best-of-breed solutions
	Outsourced applications			• Outsourcing of cards application
Infra-structure	DC: Mainframe	DC: Unix		• Consolidation of all SEE data centres and disaster recovery sites in Athens or Istanbul
	Network consolidation			• Consolidation to one/two global carriers
	Desktop standardisation and outsourcing			• Benchmarking and aligning with country with lowest cost per user
Operations	BO unit	BO unit	BO unit	• Setup of centralised local back-offices (aligned with CBS)
	Cross-border BO/Admin ops.			• Selective cross-border back office centralisation (card processing, international payments)
	Outsourced processes			• Outsourcing of card processing
Procure-ment	Group procurement unit			• Global goods and services procured centrally
	Local team	Local team	Local team	• Local procurement under guidance from global unit

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Revenue Synergy Opportunities

	Key Initiatives	Target PBT 2009 €mn
Corporate & Investment Banking	• Origination and execution of regional cross-border transactions, placements and syndications • Expansion of Finansbank into A-list clients, bigger-ticket lending, large projects and ship-owners´ finance, benefiting from Group funding and expertise • Launch of Trade Finance business in London to service international client base including Turkey • Sales of Turkish equities to international institutions, building on FinansInvest local capabilities and NBG relationships	18-23
Retail Banking	• Launch of innovative consumer finance products in Turkey, e.g. instant credit via merchants and pre-paid cards, utilising market-ready brands and Group expertise • Roll-out of best practices in marketing and sales effectiveness across the region, e.g. Finansbank data mining and automated cross-selling campaigns • Finansbank's successful new branch deployment model rolled out to the region	9-12
Private Banking & Asset Mgmt	• Launch of life insurance & pension business in Turkey capitalising on expertise of Ethniki Insurance and NBG Bancassurance, and Finansbank network • Market NBG's on-shore and off-shore private banking offerings to Turkish resident/ non-resident private clients • Offer of Turkish mutual funds and attractive fiduciary deposit rates to Greek private clients • Deployment of best-practice mutual funds product expertise (Funds of funds, ETFs) in the region	3-5
		30-40

Roll-out of Integrated Group Control Model to Foster Common Culture Common global MIS and KPI for performance management Streamlined financial reporting (IFRS/ US GAAP) processes in place Standard reporting system supported by common accounting application (excl. Turkey) SOX compliance programme initiated under the guidance of Group SOX Task Force Treasury Risk management Financial control Compliance Internal audit & Corp.governance Human resources Functional links to Group Risk established Basel II implementation strategy and approach for the region already incorporated in the Group Basel II programme Global corporate treasury in charge of funding business activities across all Group entities Group-wide sharing of product and sales know-how Sales and trading under direct oversight of Group Global Markets Oversight of audit process, manuals, skills and resourcing, already established Roll-out of Group Governance standards to all subsidiaries in progress Annual internal audit plans validated by Group Internal Audit Functional link to Group Compliance function established Annual compliance reports validated by Group Compliance Preparation of Group compliance plan for Bank of Greece, including all subsidiaries Incentive scheme to promote regional mobility Stock option scheme extended to senior executives across Group Expatriate personnel to be managed centrally by Group HR Key elements

Organising the Integration Effort to Ensure Success Strong cross-functional Integration Office, reporting to CFO/COO, focused on identifying, capturing and monitoring synergies Unit/Function Plans • Vision & objectives • Business model • Key initiatives & plans • Organisation model • Short-term actions Synergy targets Integration Organisation Integration Process Plan Target Tracking Actual Target Build the Integration Infrastructure Develop and Assess Integration Plan Implement the Integration Plan Transition Project Implementation Timing Week 1 2 3 16 Task Forces Exec. Integr.Comm. Project Office Focus on Results €142-165 million Annual PBT Target Impact by 2009 Business units /functions Ongoing Organisation Executive Committee Integration Office Progress to Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
Date : 22nd February, 2007	(Registrant)
Chairman - Chief Executive Officer